L'ORÉAL

L'OREAL
International Financial Information Department

09th May, 2006


06013455

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

FOR INFORMATION ONLY

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal news realease published 4th May, 2006 at the French *Autorité des Marchés Financiers*.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

FOR INFORMATION ONLY

Clichy, Thursday 4th May 2006, 8.30 a.m.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR AUSTRALIA

L'ORÉAL

L'OREAL OFFER TO THE BODY SHOP INTERNATIONAL SHAREHOLDERS EXTENDED TO 31 MAY 2006

Further to the announcements made on 17 March 2006 and 12 April 2006, L'Oréal announces that, as at 1.00 p.m. (London Time) on 3 May 2006, being the first closing date of the recommended cash offer for the entire ordinary share capital of The Body Shop International PLC ("The Body Shop"), valid acceptances of the Offer had been received in respect of 172,793,857 The Body Shop Shares representing approximately 79.44 per cent of the existing issued ordinary share capital of The Body Shop.

Therefore, including the 22,800,000 The Body Shop Shares already held by L'Oréal, L'Oréal has acquired, or received valid acceptances of the Offer in respect of 195,593,857 The Body Shop Shares in aggregate representing 89.92 per cent of the existing issued ordinary share capital of The Body Shop.

The Offer has been extended and will remain open for acceptance until 1.00 p.m. (London time) on 31 May 2006.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Body Shop Shareholders are advised to read carefully the Offer Document and Form of Acceptance in relation to the Offer. This contains the full terms and conditions of the Offer, including details of how the Offer may be accepted.

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for L'Oréal and no one else in connection with the Offer and will not be responsible to anyone other than L'Oréal for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in connection with the Offer or any other matters referred to in this announcement.

The availability of the Offer to The Body Shop Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further detail in relation to overseas shareholders is contained in the Offer Document.
Unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from the United States, Canada, Australia or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction.
Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada or Australia. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have been, nor will they be, registered under the Exchange Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan. This document does not constitute an offer to sell or the solicitation of any offer to buy, any Loan Notes in any jurisdiction in which such an offer or solicitation is unlawful.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'OREAL (**switchboard:** +33.1.47.56.70.00)

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50